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NEWS RELEASE

Lundin Mining reports on status of negotiations with labour at Galmoy mine

January 12, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") reports on the status of negotiations between management of the Galmoy zinc/lead mine in Ireland and the unions representing employees at Galmoy Mines Ltd., the SIPTU and the TEEU. Management of the mine has been negotiating with the unions since June, 2006 regarding the level of pay increases for 2006 and onwards with the intention of adopting the terms of the National Partnership Agreement signed by the Employers Federation, IBEC, as well as the unions and the Government of Ireland. Under the terms of the National Partnership Agreement salaries at the mine would be increased by a further 10.4% over a 27 month period in addition to the previous 28.6% increase over 17 months. Local unions are, however, requesting an additional increase on top of the National Agreement. As a result, negotiations were handed over to an arbitration process with the Labour Relations Commission in October of 2006. Two meetings were held with the Commission during late 2006 and the next meeting with the Commission is scheduled to be held on January 16, 2007. Management is hopeful that a satisfactory conclusion will be reached at that time.

The delays in negotiations have, however, resulted in employees at the mine recently becoming distracted by the process, which in turn has negatively impacted on the production of concentrates at the mine. Due to the reduced production of concentrates Galmoy Mines Ltd. is working with its customers to reschedule deliveries as it is unable to adhere to the agreed shipping schedule and will be forced to delay some shipments.

Stefan Månsson, Managing Director of Galmoy Mines Ltd. said "We hope to have the matter resolved shortly as both parties are motivated to do so. It is unsettling for the entire Galmoy team to have this issue unresolved and we will work hard to resolve it to everyone’s best interest.".

The Galmoy Mine is a high grade zinc/lead mine located in Kilkenny County, Ireland. Discovered in 1986, the mine was first put into production in 1997. It is a modern underground mine with an annual production of approximately 70,000 tonnes per annum zinc and 19,000 tonnes per annum lead.

For further information, please contact:

Catarina Ihre, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations: 1-604-689-7842
Ron Ewing, Vice-President: 1-604-681-1337

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.